ASANKO GOLD RESULTS OF ANNUAL GENERAL MEETING

Vancouver, British Columbia, June 7, 2019 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) announced that all the resolutions put to shareholders at the Company’s annual general meeting (the “Meeting”) held on June 7, 2019 were duly passed. The results for each of the matters voted upon at the Meeting are set out below:

Number of Directors
The number of directors of the Company was set at eight (8), with 132,682,260 votes For and 186,329 votes Against.

Election of Directors
The eight nominees listed in the Company’s management information circular dated April 29, 2019, were elected at the Meeting as directors of Asanko.

Director Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Colin Steyn	132,562,770	99.77%	305,819	0.23%
Greg McCunn	132,579,745	99.78%	288,844	0.22%
Peter Breese	132,570,795	99.78%	297,794	0.22%
Shawn Wallace	132,552,405	99.76%	316,184	0.24%
Gordon Fretwell	109,411,500	82.35%	23,457,089	17.65%
Marcel de Groot	131,854,140	99.24%	1,014,449	0.76%
Michael Price	132,559,069	99.77%	309,520	0.23%
William Smart	131,898,505	99.27%	970,084	0.73%

Appointment of Auditor

Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld
KPMG LLP	151,324,379	99.85%	221,545	0.15%

Approval of Amended and Restated Shareholder Rights Plan

Amended and Restated Shareholder Rights Plan	Votes For	% Votes For	Votes Against	% Votes Against
	62,209,300	56.29%	48,304,632	43.71%

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:
Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com